
XScargo

15423 - 131 Avenue, Edmonton, AB T5V 0A4
Ph: 780-413-4296 Fax: 780-413-4297



06014250

June 7, 2006


SEC MAIL
RECEIVED
PROCESSING
JUN 08 2006
WASH., D.C.
213
SECTION

VIA FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA
Attention: Filing Desk

SUPPL

Re: XS Cargo Income Fund
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34949

Dear Sirs/Mesdames:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose copies of XS Cargo Income Fund's (the "Company"):

1. Joint Code of Business Conduct.

As required pursuant to Rule 12g3-2(b), the Company's exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please contact the undersigned if you have any questions about the contents of this letter.

Yours truly,

Wade Grabeldinger, CA
Corporate Governance and Reporting Manager
XS Cargo Income Fund

Enclosures

XS CARGO INCOME FUND

JOINT CODE OF BUSINESS CONDUCT

The term "**Fund**" refers to XS Cargo Income Fund, the term "**XSCOT**" refers to XS Cargo Operating Trust, the term "**LP**" refers to XS Cargo Limited Partnership, the term "**GP**" refers to XS Cargo GP Inc., the term "**GP Board**" refers to the board of directors of the GP, the term "**GP Chair**" refers to the chair of the GP Board, the term "**Fund Board**" refers to the board of trustees of the Fund, the term "**Fund Chair**" refers to the Chair of the Fund Board and the term "**Administrator**" refers to the **GP** in its capacity as administrator of the Fund pursuant to the **Administration Agreement**. The Fund, XSCOT, the GP and the LP and their subsidiaries are collectively referred to as "**XS Cargo**".

XS Cargo will adhere to the highest ethical standards in all of its activities, and all of XS Cargo's trustees, directors, officers, employees and consultants (collectively "**XS Cargo Personnel**") are expected to maintain these standards.

XS Cargo and all XS Cargo Personnel shall comply with the letter and spirit of all laws and regulations applicable to XS Cargo's activities. A concern for what is right must underlie all business decisions.

Ignorance of the law is not, in general, a defence should a law be contravened. Moreover, agreements or arrangements need not necessarily be in writing to be contrary to the law since it is possible for a contravention to be inferred from the conduct of the parties. Accordingly, XS Cargo Personnel must diligently ensure that their conduct is not and cannot be interpreted as being in contravention of laws governing the affairs of XS Cargo in any jurisdiction where it conducts its activities.

In view of the ever-increasing complexity of the law affecting business activity, whenever XS Cargo Personnel are in doubt about the application or interpretation of any legal requirement, the advice of the GP Chair or if that is not satisfactory, XS Cargo's legal counsel should be sought.

1. XS Cargo believes that XS Cargo Personnel must be treated fairly without discrimination by reason of race, national or ethnic origin, colour, religion, age, sex, sexual orientation, marital status or physical handicap.

2. No business operation is considered effective or complete without proper attention to safety, health and the environment.

3. XS Cargo Personnel shall not use their status with XS Cargo or the Administrator to obtain personal gain from those doing or seeking to do business with XS Cargo.

4. XS Cargo Personnel shall not furnish, on behalf of XS Cargo, expensive gifts or provide excessive benefits to other persons. At times, XS Cargo's suppliers may offer gifts, including entertainment. While gifts of cash are never acceptable, XS Cargo Personnel may accept nominal gifts on behalf of XS Cargo. Acceptable gifts or entertainment are limited to entertainment and sporting event tickets, dinners with clients, customers or suppliers having a value of that is reasonable in the circumstances. If in doubt, consult the GP Chair for advice in this regard.

   The direct or indirect use of XS Cargo's funds, goods or services as contributions to political parties, campaigns or candidates for election to any level of government requires approval of the GP Board.

5. All dealings between XS Cargo Personnel and public officials are to be conducted in a manner that will not compromise the integrity or impugn the reputation of any public official or XS Cargo.

6. XS Cargo Personnel who become involved in a situation in which their personal interests conflict or might conflict with their duties to XS Cargo must immediately report the situation to the GP Chair.

7. XS Cargo Personnel have an obligation to promote the best interests of XS Cargo at all times. They should avoid any action that may involve a conflict of interest with XS Cargo. XS Cargo Personnel should not have any undisclosed, unapproved financial or other business relationships with suppliers, customers or competitors that might impair the independence of any judgement they may need to make on behalf of XS Cargo. Conflicts of interest would also arise if a trustee, director, officer, employee or consultant, or a member of his or her family, receives improper personal benefits as a result of his or her position with XS Cargo.

8. Where conflicts of interest arise, XS Cargo Personnel must provide full disclosure of the circumstances to the GP Board and not be involved in any related decision making process.

9. XS Cargo Personnel must also avoid apparent conflicts of interest, which occur where a reasonable observer might assume there is a conflict of interest and, therefore, a loss of objectivity in their dealings on behalf of XS Cargo.

10. XS Cargo Personnel are responsible for protecting XS Cargo's assets and the Boards, in conjunction with the Administrator, are responsible for establishing and maintaining appropriate internal controls to safeguard XS Cargo's assets against loss from unauthorized use or disposition.

11. The books and records of XS Cargo must reflect in reasonable detail all of its business transactions in a timely, fair and accurate manner in order to, among other things, permit the preparation of accurate financial statements in accordance with generally accepted accounting principles and applicable law. All assets and liabilities of XS Cargo must be recorded as necessary to maintain accountability for them. All business transactions must be properly authorized and transactions must be supported by accurate documentation in reasonable detail and recorded properly.

12. No information related to XS Cargo or XS Cargo Personnel may be concealed from XS Cargo's external auditors, the Boards or the Audit Committee. In addition, it is illegal to fraudulently influence, coerce, manipulate or mislead an external auditor who is auditing XS Cargo's financial statements.

13. Certain of XS Cargo's records, reports, papers, devices, processes, plans, methods and apparatus are considered by XS Cargo to be confidential information, and XS Cargo Personnel are prohibited from revealing such matters except as may be allowed under XS Cargo's Disclosure Policy. Confidential information includes, but is not limited to, technical information, results, observations, analyses, compilations, evaluations, assessments, business or commercial data or plans and investor related data. The term "confidential information" relates to the underlying nature of the information, covering both oral and written information, and is independent of the medium on which the information is stored. It thus covers information stored on paper, various magnetic media, computer, microfiche or any other medium.

14. Subject to any additional obligations or restrictions contained in any agreement between XS Cargo and the applicable party, during the course of employment in the case of employees, the term of the consulting contract with XS Cargo in the case of consultants and during their term as trustees, directors or officers in the case of trustees, directors and officers of XS Cargo and for period of one year thereafter, trustees, officers, employees and consultants shall not use for their own financial gain or disclose for the use of others, confidential information, obtained as a result of their position with XS Cargo.

15. XS Cargo Personnel must strictly adhere to the terms outlined in XS Cargo's Disclosure Policy to ensure compliance with applicable securities laws governing trading in securities of XS Cargo while in possession of material non-public information concerning XS Cargo, and tipping or disclosing material non-public information to outsiders and to avoid embarrassment by preventing the appearance of improper trading or tipping.

16. As a publicly traded entity, the Fund has an obligation to comply with the rules relating to disclosure of material and price sensitive information under the relevant securities legislation and the rules and guidance of the Toronto Stock Exchange.

17. In accordance with the Fund's disclosure obligations, all financial communications and reports must contain full, fair, accurate, timely and understandable disclosure and be delivered in a manner that facilitates the highest degree of clarity of content and meaning so that readers and users will be able to quickly and accurately determine their significance and consequence. All trustees, directors, officers, employees and consultants who are responsible for the preparation of XS Cargo's public disclosure, or who provide information as part of the process, have a responsibility to ensure that such disclosure is prepared and information is provided honestly, accurately and in compliance with XS Cargo's disclosure controls and procedures.

18. In accordance with XS Cargo's Disclosure Policy, any trustee, director, officer, employee or consultant in possession of material information must not disclose such information before its public disclosure and must take steps to ensure that the Fund complies with its timely disclosure obligations.

19. Speculation in business, shares and other securities, land or other ventures of any kind on the basis of confidential information obtained in the course of a trustee's, director's, officer's, employee's or consultant's duties with XS Cargo is prohibited. This includes but is not limited to shares or securities of any company that XS Cargo is evaluating or is studying as a possible acquisition or joint venture partner or with whom a major contract may be concluded. Use or disclosure of such information can result in civil or criminal penalties, for both the individuals involved and XS Cargo.

20. It is the responsibility of XS Cargo Personnel to bring to the attention of XS Cargo knowledge of any situation that might adversely affect XS Cargo's reputation. XS Cargo Personnel are encouraged to report, verbally, or in writing any evidence of improper practice of which they are aware. As used here, the term "improper practice" means any illegal, fraudulent, dishonest, unsafe, negligent or otherwise unethical action by a trustee, director, officer, employee or consultant.

21. XS Cargo and XS Cargo's trustees, directors and officers and XS Cargo's employees and consultants shall comply with copyright law and any other laws applicable to the use of computer

software, hardware and related materials, as well as with any and all contracts entered into by XS Cargo with suppliers or licensers of computer software, hardware and related materials.

22. Any waiver of this Code for XS Cargo Personnel may be made only by the applicable Board and may be disclosed as required by law, regulation or stock exchange requirement. Any amendment of this Code will be disclosed as required by law.

XS Cargo Personnel are responsible for abiding by this Code. This includes individuals responsible for the failure to exercise proper supervision and to detect and report a violation by their subordinates. XS Cargo Personnel are encouraged to report violations of this Code. Violations of this Code will result in XS Cargo taking effective remedial action commensurate with the severity of the violation. This action may include disciplinary measures up to and including termination in the case of a trustee, director, employee or officer or termination of the consulting contract in the case of a consultant and, if warranted, legal proceedings. If determined appropriate, a matter may be referred to the appropriate authorities.